UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ/MF No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

VIVO VENTURES’ INVESTMENT

Telefônica Brasil S.A. (“Company” or “Telefônica Brasil” or “Vivo”) (B3: VIVT3; NYSE: VIV), in the form and for the purpose of CVM Resolution No. 44/2021 (“CVM Resolution 44”), hereby informs its shareholders and the market in general that Vivo Ventures (“VV”), a Corporate Venture Capital fund created by the Company together with Telefónica Open Innovation, S.L. (Unipersonal), has committed to invest R$10 million in Klubi Participações S.A. (“Klubi”), through the acquisition of debentures convertible into shareholding position.

Klubi is a fintech authorized by the Central Bank to operate as a consortium administrator in Brazil, that currently offers car consortium.

This is VV’s second investment since its launch eight months ago. The purpose of this investment is to reinforce Vivo’s presence in the financial solutions industry, of which the company already offers services such as the personal credit platform Vivo Money, the digital account Vivo Pay, the co-branded credit cards, as well as cellphone and tablet insurance.

São Paulo, December 22, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 21, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director